Deere & Company Law Department One John Deere Place, Moline, IL 61265 USA Phone: 309-748-2674 Email: BerkEdwardR@JohnDeere.com Edward R. Berk Corporate Secretary & Associate General Counsel

May 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13 (r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen;

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13 (r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Deere & Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended May 1, 2022, which was filed with the Securities and Exchange Commission on May 26, 2022.

Sincerely,

/s/ Edward R. Berk

Edward R. Berk
Corporate Secretary